PE 5-07-02

02033634

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2002

Bank of Montreal
(Translation of registrant's name into English)

1 First Canadian Place
Toronto, Ontario M5X 1A1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F__X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No.__X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Bank of Montreal

News

FOR IMMEDIATE RELEASE

Bank of Montreal Expands U.S. Wealth Management Platform, Acquires Self–Directed Online Client Accounts from Morgan Stanley

TORONTO, May 10, 2002 – Bank of Montreal (TSE, NYSE: BMO) continues to expand its U.S. wealth management business with the announcement today that it is acquiring the self-directed online client accounts of Morgan Stanley (NYSE: MWD) Individual Investor Group. The accounts will be integrated into Harris*direct*, the bank's direct investing business in the United States.

The transaction makes the bank's direct investing business the sixth largest in North America based on accounts, and represents a significant expansion of the bank's integrated U.S. wealth management business.

"This acquisition continues the build out of the national platform for our wealth management business in the United States under the well recognized Harris name," said Tony Comper, Chairman and CEO, Bank of Montreal. "Our growth strategy is to expand selectively and substantially in the U.S., while continuing to invest in our core Canadian franchise.

"The clients are an excellent strategic fit with Bank of Montreal's direct investing business, and the bank's integrated approach to wealth management. They will join clients of the recently integrated CSFB*direct* as clients of Harris*direct* and have access to its top-ranked trading platform," he added.

The acquisition is the eighth by Bank of Montreal in the U.S. in just over two years. The addition of Morgan Stanley's self-directed online active accounts and assets under administration, increases the bank's North American direct investing base to approximately one million active accounts and more than 1.5 million client accounts in total, and increases assets under administration to approximately $Cdn 60 billion ($US 38 billion).

Harris*direct* is a member of The Harris, Bank of Montreal's U.S. wealth management business, which offers clients direct investing, full service investing, private banking, mutual funds and institutional money management. Harris*direct* clients can also access personal service at over 20 Investment Centres nationwide.

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"The purchase of the online client accounts allows us to continue to broaden and deepen the relationship with direct investing clients by providing access to our full range of wealth management products and services," said Gilles Ouellette, President and CEO, Bank of Montreal Private Client Group. "It further expands our market share and affluent client base in key markets and creates significant opportunities to develop advisory relationships for clients within The Harris family."

The transaction is valued at $Cdn 167 million ($US 106 million). It is expected to have nominal impact on cash earnings per share in year one and be accretive thereafter. The purchase price reflects the nature of the accounts-only transaction as compared with the acquisition of CSFB*direct*, which was the purchase of an ongoing business including technology, personnel and physical locations. The transaction is expected to close in 60 to 90 days.

Bank of Montreal's wealth management businesses in Canada and the United States are part of the bank's Private Client Group, which has total assets under management and administration and term investments of $Cdn 283 billion ($US 178 billion), including the February acquisition of New Jersey-based CSFB*direct* and the April acquisition of Seattle-based Northwestern Trust. The Private Client Group is focused on wealth management and providing integrated financial services in Canada and the United States.

Bank of Montreal, Canada's first bank, is a highly diversified financial services institution. The bank operates more than 30 lines of business, including BMO Nesbitt Burns, one of Canada's largest full-service investment firms and Chicago-based Harris Bank, a major U.S. mid-west financial services provider. Measured by total assets, Bank of Montreal is the largest Canadian financial services firm in the United States.

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Contacts:

Media Relations:
Ian Blair, Toronto, (416) 867-3996
Ron Monet, Montreal, (514) 877-1101
Laurie Grant, Vancouver, (604) 665-7596
Amy Yuhn, Chicago, (312) 461-2478

Internet: http://www.bmo.com

Investor Relations:
Susan Payne, Toronto, (416) 867-6656
Lynn Inglis, Toronto, (416) 867-5452

Internet:
http://www.bmo.com/investorrelations

Harris*direct* is a division of Harris Investor Services LLC (HIS), a registered broker dealer, member NASD and SIPC.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements, which are made pursuant to the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, comments with respect to our objectives, targets, strategies, financial condition, the results of our operations and our businesses, our outlook for our businesses and for the Canadian and U.S. economies, and risk management.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on these forward-looking statements as a number of important factors could cause actual future results to differ materially from the plans, objectives, targets, expectations, estimates and intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by the following factors: fluctuations in interest rates and currency values; regulatory developments; statutory changes; the effects of competition in the geographic and business areas in which we operate, including continued pricing pressure on loan and deposit products; and changes in political and economic conditions including, among other things, inflation and technological changes. We caution that the foregoing list of important factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2002

Bank of Montreal

By [signature]

Velma J. Jones
Vice President and Secretary

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